Filed by Calumet Specialty Products Partners, L.P. Commission File No.: 000-51734 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Calumet, Inc. Registration No.: 333-277682 click to enter your slide title First Quarter 2024 Financial Results May 10, 2024 1

Cautionary Statements Forward-Looking Statements This Presentation has been prepared by Calumet Specialty Products Partners, L.P. (the “Company,” “Calumet,” we, our or like terms) and Montana Renewables, LLC (“MRL”) as of May 10, 2024. The information in this Presentation includes certain “forward-looking statements.” These statements can be identified by the use of forward-looking terminology including “may,” “intend,” “believe,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “continue” or other similar words. The statements discussed in this Presentation that are not purely historical data are forward-looking statements. These forward-looking statements discuss future expectations or state other “forward-looking” information and involve risks and uncertainties. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in our most recent Annual Report on Form 10-K and other filings with the SEC. The risk factors and other factors noted in our most recent Annual Report on Form 10-K and other filings with the SEC could cause our actual results to differ materially from those contained in any forward-looking statement. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statement. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the foregoing. Existing and prospective investors are cautioned not to place undue reliance on such forward- looking statements, which speak only as of the date of this Presentation. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It This Presentation relates to the proposed corporate reorganization (the “Transaction”) between Calumet and Calumet Inc., a newly formed Delaware corporation (“New Calumet”). This Presentation may be deemed to be solicitation material in respect of the proposed Transaction. The proposed Transaction will be submitted to Calumet’s unitholders for their consideration. In connection with the proposed Transaction, Calumet and New Calumet have prepared and filed with the SEC a registration statement on Form S-4 (the “Form S-4”) containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) to be distributed to Calumet’s unitholders in connection with Calumet’s solicitation of proxies for the vote of Calumet’s unitholders in connection with the proposed Transaction and other matters as described in such Proxy Statement/Prospectus. The Proxy Statement/Prospectus will also serve as the prospectus relating to the offer of the securities to be issued to equityholders of Calumet and Calumet GP, LLC, the general partner of Calumet (the “General Partner”), in connection with the completion of the proposed Transaction. Calumet and New Calumet may file other relevant documents with the SEC regarding the proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to Calumet’s unitholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND UNITHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Calumet or New Calumet with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Calumet at www.calumet.com or by directing a written request to Calumet at 2780 Waterfront Parkway East Drive, Indianapolis, Indiana 46214. Participants in the Solicitation Calumet, the General Partner and certain of the General Partner’s executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Transaction. Information regarding the General Partner’s directors and executive officers is available in Calumet’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (the “Annual Report”). To the extent that holdings of Calumet’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained, or will be contained, in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the proposed Transaction filed or to be filed with the SEC when they become available. Unitholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. Non-GAAP Financial Measures Adjusted EBITDA and net recourse debt are non-GAAP financial measures provided in this Presentation. Reconciliations to the most comparable GAAP financial measures are included in the Appendix to this Presentation. These non-GAAP financial measures are not defined by GAAP and should not be considered in isolation or as an alternative to net income (loss) or other financial measures prepared in accordance with GAAP. © 2024 Calumet Specialty Products Partners, L.P. 2

Tax Disclosures No Advice This Presentation has been prepared by Calumet as of May 10, 2024. This Presentation has been prepared for informational purposes only and is not intended to provide, and should not be relied on for, tax, legal or accounting advice. Calumet unitholders should consult their own tax and other advisors before making any decisions regarding the proposed transaction Important Notice The information reflects the application of various assumptions and conventions, as disclosed by Calumet to you in various SEC filings and other offering documents. Calumet may provide disclosures of certain of these assumptions and conventions in the preparation of Calumet’s tax return as warranted to the Internal Revenue Service and/or other taxing authorities. We suggest that you refer to the appropriate federal and state income tax laws, instructions, SEC filings, and other offering documents, and that you consult with your personal tax advisor with any questions. You should discuss with your tax advisor whether the treatment of any items in this Presentation may subject you and/or your tax advisor to a penalty by a taxing authority and the need to adequately disclose any items in order to avoid such penalty. This Presentation is provided for your general guidance. The information herein is not intended to be, nor should it be construed as the basis of tax advice. The tax information discussed in this Presentation is based on existing federal and state laws and regulations as interpreted by Calumet. Before undertaking any tax filing, we strongly suggest that you refer to the appropriate federal and state income tax laws and consult with your personal tax advisor. Qualified Notice Notice Pursuant to Treasury Regulation Section 1.1446-4(b)(4) by Calumet. This statement is intended to serve as qualified notice to nominees under Treasury Regulation Section 1.1446-4(b). Brokers and nominees should treat 100% of Calumet’s distributions to foreign investors as being attributable to income that is effectively connected with a United States trade or business. Therefore, distributions to foreign investors are subject to federal income tax withholding at the highest applicable effective tax rate. Nominees, not Calumet, are treated as the withholding agents responsible for withholding on the distributions received by them on behalf of foreign investors. © 2024 Calumet Specialty Products Partners, L.P. 3

C-Corp Conversion Remains on Track for Mid-Year 2024 Expected Actions § File final amendment to Form S-4 and distribute proxy statement to unitholders § Schedule unitholder vote on C-Corp conversion and related matters § Convert to C-Corp structure following unitholder approval Anticipated Benefits § Broaden Calumet’s investor base § Enable passive investor demand which is currently off-limits due to MLP structure − Over 50% of the public equity investments are passive strategies − Calumet C-Corp peers have ~ 20-30% passive holdings in shareholder base § Many of the largest active institutional investors do not invest in MLPs © 2024 Calumet Specialty Products Partners, L.P. 4

Performance Summary Q1’24 Adjusted Business Overview Business Segment EBITDA ($MM) (1) § Q1 2024 Adjusted EBITDA of $21.6MM Specialty Products and Solutions (SPS) $41.8 § Successful Shreveport turnaround completed in Q1 Montana/Renewables (MR) $(14.5) § Performance Brands continues to grow and perform well Performance Brands (PB) $13.4 § Montana Renewables reached positive EBITDA in March − Processed old, high-priced inventory during quarter Corporate $(19.1) − Regained ability to optimize feeds as inventory reduced (1) Total Adjusted EBITDA $21.6 § Seasonal weakness and rapid crude escalation combined for an (1) See appendix to this presentation for GAAP to Non-GAAP reconciliations unusually weak wholesale asphalt market in the Rockies Strategic Overview § Conversion of structure from a MLP to a C-Corp on track § Advancing Montana Renewables strategic plan − Demonstrate competitive advantage through clean quarter − DOE loan process progressing well − MAX SAF ready to launch, pending successful DOE loan § Expected de-leveraging through operating cash flows and potential Montana monetization proceeds April 2024 Calumet Analyst Day, hosted by Montana Renewables © 2024 Calumet Specialty Products Partners, L.P. 5

Montana Renewables Competitive Advantage

- Competitive Advantage in Renewable Diesel Driven By:
  - Feedstock flexibility and access
    - Pretreatment capability
    - Location
  - Proximity to end markets
  - SAF yield
  - Scale and operating efficiencies
    - Size
    - Experienced operations & commercial
    - Technology (pretreatment and catalyst)

- Current RVO implies demand of 4.5 billion gallons
  - Normal index margin ~$2/gal
  - Recent index margin below fundamentals at ~$1/gal
    - Forces industry to 75% of its 6-billion-gallon capacity
    - Tremendous pressure on feed (crop) prices
    - Biodiesel and RD closures announced
    - Index margin expected to adjust accordingly
  - Normal index margin will be restored by RVO response



Biomass Based Diesel Supply Stack (1)
Breakeven Industry Soy Index
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
Normal index margin
Recent index margin
MRL
USWC
USGC
Midcon
USGC
Large BD
BD Small and Independent
0
1000
2000
3000
4000
5000
6000
7000
Cumulative supply, MM gpy (at 2023 capacities)
MRL
RD w pretreat
RD no pretreat
BD

(1) Sources utilized: OPIS, Darling Ingredients public filings, Methanex, EIA, McQuilling Services LLC, The Jacobsen, Bloomberg, Iowa State University, University of Illinois

© 2024 Calumet Specialty Products Partners, L.P.

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Specialty Products and Solutions § Successfully completed Shreveport turnaround Q1’2024 Q1’2023 § Continued strong specialty margins in mid-cycle environment Adjusted EBITDA ($MM) $41.8 $76.0 driven by commercial excellence and agility Specialty Products Material Margin ($/bbl) $62.90 $81.90 − Margins compressed by an $8/barrel increase in crude (1) Fuels & Asphalt Material Margin ($/bbl) $8.97 $13.95 costs during the quarter (1) Includes RVO accrual § Weak asphalt margins driven by seasonality and crude run-up Sales Volume (bpd) Material Margin ($/bbl) 50,000 $120 $28 40,000 $100 $23 $80 $18 30,000 $60 $13 20,000 $40 $8 10,000 $20 $3 0 $0 -$2 Specialty Products Fuels & Asphalt (1) Specialty Products Fuels & Asphalt © 2024 Calumet Specialty Products Partners, L.P. 7 1Q2020 2Q2020 3Q2020 4Q2020 1Q2021 2Q2021 3Q2021 4Q2021 1Q2022 2Q2022 3Q2022 4Q2022 1Q2023 2Q2023 3Q2023 4Q2023 1Q2024 Specialty Products 1Q2020 2Q2020 3Q2020 4Q2020 1Q2021 2Q2021 3Q2021 4Q2021 1Q2022 2Q2022 3Q2022 4Q2022 1Q2023 2Q2023 3Q2023 4Q2023 1Q2024 (1) Fuels & Asphalt

Performance Brands § Strong results from leading brands, excellent market Q1’2024 Q1’2023 positioning, and commercial focus Sales ($MM) $79.7 $78.8 − 13% YoY volume growth as industrial focus and high- (1) performance products overcome broad retail headwinds Adjusted EBITDA ($MM) $13.4 $16.4 − Commercial excellence initiatives rapidly developing Sales volume (in barrels) 144,000 127,000 § Remain focused on growing core industrial business lines into (1) Q1’2023 includes $5.0 million insurance impact. high growth markets − Mining, power and marine applications High Growth Markets Reliability Sustainability High Performance Diversified © 2024 Calumet Specialty Products Partners, L.P. 8

Montana/Renewables Q1’2024 Q1’2023 Adjusted EBITDA ($MM) $(14.5) $4.8 Conventional Production (bpd) 10,752 11,795 Renewable Production (bpd) 8,243 5,030 MRL - Renewables § Sequential month-over-month operational and financial improvement Renewable Feedstock Production (bpd) § Adjusted EBITDA became positive in March 2024 12,000 § Entering Q2 2024, the old, expensive feedstock had been processed 10,000 CMR - Specialty Asphalt Plant 8,000 § Wholesale asphalt realizations compressed by lagging WCS flat price 6,000 move of $19/bbl 4,000 § Minor maintenance activity 2,000 § $4 million utility surcharge during January extreme temperatures 0 Q4'23 Avg. Q1'24 Avg. April '24 © 2024 Calumet Specialty Products Partners, L.P. 9

2024 Catalysts Strategic Priorities Q1 2024 Progress Update § Execute conversion of Calumet to C-Corp§ On track to complete conversion mid-year § Demonstrate the competitive advantage of Montana § Processed old, expensive feed in Q1 Renewables§ Consistently processing ~12,000 barrels per day of renewable feedstock in April § Capture DOE Loan and launch Max SAF expansion§ DOE process progressing § MaxSAF engineering work progressing § Debt Reduction§ Paid $50 million of Senior Notes due 2025 § Committed to de-leveraging from MRL monetization and operating cash flow Focused on Maximizing Value of CLMT for Unitholders © 2024 Calumet Specialty Products Partners, L.P. 10

click to enter your slide title Appendix 11

Capital Structure Overview

($ in millions)	Actual 12/31/22	Actual 03/31/23	Actual 06/30/23	Actual 09/30/23	Actual 12/31/23	Actual 3/31/24
Unrestricted Cash	$ 35.2	$ 11.2	$ 36.0	$ 13.7	$ 7.9	$ 23.9
ABL Revolver Borrowings	$ 104.0	$ 226.0	$ 87.8	$ 71.1	$ 136.7	$ 309.8
9.25% Senior Secured First Lien Notes due 2024	200.0	200.0	179.0	179.0	179.0	—
11.00% Senior Notes due 2025	513.5	513.5	413.5	413.5	413.5	413.5
8.125% Senior Notes due 2027	325.0	325.0	325.0	325.0	325.0	325.0
9.75% Senior Notes due 2028	—	—	325.0	325.0	325.0	325.0
9.25% Senior Secured First Lien Notes due 2029	—	—	—	—	—	200.0
MRL revolving credit agreement	—	18.7	18.5	—	13.0	22.6
MRL term loan credit agreement	—	—	74.8	74.6	74.4	74.3
Shreveport terminal asset financing arrangement	58.2	56.3	54.5	52.7	50.8	48.9
MRL asset financing arrangements	370.1	388.1	385.1	388.0	384.6	380.6
Finance lease obligations	3.4	3.2	3.2	3.0	3.0	2.7
Total Debt	$ 1,574.2	$ 1,730.8	$ 1,866.4	$ 1,831.9	$ 1,905.0	$ 2,102.4
Less Non-Recourse Debt	370.1	406.8	478.4	462.6	472.0	477.5
Total Recourse Debt	$ 1,204.1	$ 1,324.0	$ 1,388.0	$ 1,369.3	$ 1,433.0	$ 1,624.9
Net Recourse Debt	$ 1,168.9	$ 1,312.8	$ 1,352.0	$ 1,355.6	$ 1,425.1	$ 1,601.0
Partners' Capital (Deficit)	$ (533.3)	$ (523.5)	$ (543.4)	$ (443.6)	$ (490.3)	$ (529.7)
Total Capitalization	$ 1,040.9	$ 1,207.3	$ 1,323.0	$ 1,388.3	$ 1,414.7	$ 1,572.7
LTM Adjusted EBITDA	$ 390.0	$ 444.0	$ 336.3	$ 284.7	$ 260.5	$ 204.8
Net Recourse Debt / LTM Adjusted EBITDA	3.0x	3.0x	4.0x	4.8x	5.5x	7.8x

© 2024 Calumet Specialty Products Partners, L.P.

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Reconciliation of Net Income (Loss) to Adjusted EBITDA ($ in millions) 1Q 2022 2Q 2022 3Q 2022 4Q 2022 1Q 2023 2Q 2023 3Q 2023 4Q 2023 1Q 2024 $(95.5) $(15.3) $14.6 $(77.1) $18.6 $(22.3) $99.8 $(48.0) $(41.6) Net income (loss) Add: 30.2 30.3 30.2 30.7 37.2 42.9 43.6 59.3 45.4 Depreciation and amortization (6.0) (1.2) (0.5) 14.3 19.7 (5.8) (4.5) 26.2 9.0 LCM / LIFO (gain) loss 51.6 42.6 41.8 39.9 49.2 55.8 58.7 58.0 60.8 Interest expense 1.0 — 40.4 — — 5.2 0.3 0.4 0.2 Debt extinguishment costs Unrealized (gain) loss on 22.1 53.5 (28.1) (1.6) (41.0) (14.1) 36.3 (14.2) (35.7) derivatives 9.4 68.7 14.3 23.3 (46.1) 3.6 (173.4) (74.3) (71.1) RINs mark to market (gain) loss (Gain) loss on impairment and — — (0.2) 0.9 — — — 3.5 — disposal of assets Other non-recurring (income) 2.8 — (0.2) 13.0 29.5 3.5 2.5 25.4 60.8 expenses Equity-based compensation and 7.0 (3.4) 13.0 17.8 9.0 (1.8) 13.8 (0.8) (7.3) other items 0.7 0.6 1.5 0.6 0.5 0.4 0.5 0.2 0.2 Income tax expense — — 0.2 2.1 0.7 0.7 (2.2) 4.0 0.9 Noncontrolling interest adjustments $23.3 $175.8 $127.0 $63.9 $77.3 $68.1 $75.4 $39.7 $21.6 Adjusted EBITDA © 2024 Calumet Specialty Products Partners, L.P. 13

Reconciliation of Segment Gross Profit (Loss) to Segment Adjusted Gross Profit (Loss)

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

($ in millions, except per barrel data)	FY 2022	1Q 2023	2Q 2023	3Q 2023	4Q 2023	1Q 2024
Specialty Products and Solution segment gross profit	$325.5	$109.9	$45.3	$158.9	$88.1	$85.3
LCM/LIFO inventory (gain) loss	(14.2)	1.2	1.5	(4.4)	(0.4)	(3.6)
Other adjustments	(18.3)	—	—	(7.1)	—	—
RINs mark to market (gain) loss	66.9	(28.1)	2.4	(109.8)	(40.6)	(47.9)
Depreciation and amortization	62.5	15.8	19.1	19.1	22.5	17.6
Specialty Products and Solutions segment Adjusted gross profit	$422.4	$98.8	$68.3	$56.7	$69.6	$51.4
Performance Brands segment gross profit	$55.6	$23.6	$21.4	$21.0	$16.1	$22.3
LCM/LIFO inventory (gain) loss	(0.3)	1.5	0.6	0.1	(0.2)	0.2
Other adjustments	—	(5.0)	—	(3.2)	—	—
Depreciation and amortization	2.5	0.7	0.6	0.7	0.6	0.7
Performance Brands segment Adjusted gross profit	$57.8	$20.8	$22.6	$18.6	$16.6	$23.2
Montana/Renewables segment gross profit (loss)	$(29.4)	$(36.9)	$4.8	$81.6	$(82.1)	$(29.1)
LCM/LIFO inventory (gain) loss	21.1	17.0	(7.9)	(0.2)	26.8	12.4
Loss on firm purchase commitments	13.0	28.4	—	—	22.2	8.5
RINs mark to market (gain) loss	40.7	(15.3)	1.4	(55.1)	(20.1)	(23.2)
Depreciation and amortization	41.0	18.4	21.0	21.9	33.9	25.4
Montana/Renewables segment Adjusted gross profit (loss)	$86.4	$11.6	$19.3	$48.2	$(19.3)	$(6.0)
Reported Specialty Products and Solutions segment gross profit per barrel	$14.49	$21.22	$8.55	$28.77	$16.11	$15.77
LCM/LIFO inventory (gain) loss per barrel	(0.63)	0.23	0.28	(0.80)	(0.07)	(0.67)
Other adjustments per barrel	(0.81)	—	—	(1.29)	—	—
RINs mark to market (gain) loss per barrel	2.98	(5.43)	0.45	(19.88)	(7.42)	(8.85)
Depreciation and amortization per barrel	2.78	3.06	3.62	3.46	4.11	3.25
Specialty Products and Solutions segment Adjusted gross profit per barrel	$18.81	$19.08	$12.90	$10.26	$12.73	$9.50
Reported Performance Brands segment gross profit per barrel	$107.54	$185.83	$153.96	$160.31	$135.29	$154.86
LCM/LIFO inventory (gain) loss per barrel	(0.58)	11.81	4.32	0.76	(1.68)	1.39
Other adjustments per barrel	—	(39.37)	—	(24.43)	—	—
Depreciation and amortization per barrel	4.84	5.51	4.31	5.34	5.05	4.86
Performance Brands segment Adjusted gross profit per barrel	$111.80	$163.78	$162.59	$141.98	$138.66	$161.11
Reported Montana/Renewables segment gross profit (loss) per barrel	$(4.03)	$(22.91)	$2.70	$41.61	$(45.76)	$(14.16)
LCM/LIFO inventory (gain) loss per barrel	2.89	10.55	(4.44)	(0.10)	14.94	6.03
Loss on firm purchase commitments per barrel	1.78	17.63	—	—	12.37	4.14
RINs mark to market (gain) loss per barrel	5.58	(9.50)	0.79	(28.10)	(11.20)	(11.29)
Depreciation and amortization per barrel	5.62	11.43	11.80	11.17	18.89	12.36
Montana/Renewables segment Adjusted gross profit (loss) per barrel	$11.84	$7.20	$10.85	$24.58	$(10.76)	$(2.92)
Specialty Products and Solutions Adjusted EBITDA	$379.4	$76.0	$61.0	$38.7	$75.6	$41.8
Specialty Products and Solutions sales	$3,508.0	$738.7	$684.1	$745.7	$708.4	$681.6
Specialty Products and Solutions Adjusted EBITDA margin	10.8%	10.3%	8.9%	5.2%	10.7%	6.1%

© 2024 Calumet Specialty Products Partners, L.P.

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